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                                               Filed by Republic Royalty Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12(b)
                                      of the Securities and Exchange Act of 1934
                                       Subject Company: Republic Royalty Company
                                  Commission Correspondence Number:132-_________

         Dorchester Hugoton, Ltd., Republic Royalty Company and Spinnaker Royalty Company, L.P. have executed a definitive Combination Agreement providing for the combination of their businesses and properties, in a non-taxable transaction into a new publicly traded limited partnership to be named Dorchester Minerals, L.P.

         Dorchester Hugoton, Ltd. has previously filed Forms 425 regarding this transaction. Republic Royalty hereby incorporates by reference the following Forms 425 previously filed by Dorchester Hugoton, Ltd:

         August 2, 2001, a copy of which is filed as Exhibit 99.1 hereto;
         August 2, 2001, a copy of which is filed as Exhibit 99.2 hereto;
         August 17, 2001, a copy of which is filed as Exhibit 99.3 hereto; October 26, 2001, a copy of which is filed as Exhibit 99.4 hereto; November 8, 2001, a copy of which is filed as Exhibit 99.5 hereto; December 4, 2001, a copy of which is filed as Exhibit 99.6 hereto; December 4, 2001, a copy of which is filed as Exhibit 99.7 hereto; December 14, 2001, a copy of which is filed as Exhibit 99.8 hereto; and December 14, 2001, a copy of which is filed as Exhibit 99.9 hereto.

         THE FOREGOING DOES NOT CONSTITUTE AN OFFER TO BUY, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES. THE SECURITIES TO BE OFFERED IN CONNECTION WITH THE PROPOSED TRANSACTION WILL BE OFFERED ONLY PURSUANT TO A
PROSPECTUS/PROXY STATEMENT INCLUDED IN A REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

         ALL REPUBLIC ROYALTY PARTNERS ARE ADVISED TO READ, WHEN AVAILABLE, THE PROSPECTUS/PROXY STATEMENT TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE RELATED SOLICITATION/RECOMMENDATIONS THAT WILL BE PROVIDED TO EACH PARTNER REQUESTING EACH PARTNER'S VOTE, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. A COPY OF THE PROSPECTUS/PROXY STATEMENT AND RELATED SOLICITATION/RECOMMENDATIONS WILL ALSO BE AVAILABLE ON THE INTERNET AT THE SECURITIES AND EXCHANGE COMMISSION'S WORLD WIDE WEB SITE AT http://www.sec.gov.

         Republic Royalty and its partners, and their respective directors and/or officers, as applicable, may be deemed under the Rules of the Securities and Exchange Commission to be "participants in the solicitation" of proxies from the security holders of Dorchester Hugoton, Ltd. in favor of the transaction. SECURITY HOLDERS OF REPUBLIC ROYALTY MAY OBTAIN INFORMATION REGARDING THE INTERESTS OF THE "PARTICIPANTS IN THE SOLICITATION" BY READING THE PROSPECTUS/PROXY STATEMENT RELATING TO THE TRANSACTION WHEN IT BECOMES AVAILABLE.